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                               EXHIBIT 12.1
                      SAN DIEGO GAS & ELECTRIC COMPANY
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                       AND PREFERRED STOCK DIVIDENDS
                          (Dollars in millions)

                              1995     1996     1997      1998      1999
                            -------- -------- -------- ---------  ---------
Fixed Charges and Preferred
Stock Dividends:

Interest:
  Long-Term Debt              $ 82     $ 76     $ 69      $ 55       $ 49
  Rate Reduction Bonds          --       --       --        41         35
  Short-Term Debt & Other       18       13       14        14         40
 Amortization of Debt
 Discount and Expense,
 Less Premium                    5        5        5         8          7
Interest Portion of
 Annual Rentals                 10        8       10         7          5
                            -------- --------  ------- --------- ----------
   Total Fixed
    Charges                    115      102       98       125        136
                            -------- -------- -------- --------- ----------
Preferred Dividend
 Requirements                    8        6        6         6          6
Ratio of Income Before
 Tax to Net Income         1.78991  1.88864  1.91993   1.73993    1.63317
                           -------- -------- -------- --------- ----------
Preferred Dividends
 for Purpose of Ratio           14       13       13        11          10
                           -------- -------- -------- --------- ----------
 Total Fixed Charges
  and Preferred Stock
  Dividends For
  Purpose of Ratio            $129     $115     $111      $136       $146
                           ======== ======== ======== =========  =========
Earnings:

Net Income (before
 preferred dividend
 requirements)                $219     $222     $238      $191       $199
Add:
 Fixed charges
  (from above)                 115      102       98       125        136
 Less: Fixed charges
  capitalized                    2        1        2         1          1
Taxes on Income                173      198      219       141        126
                           -------- -------- -------- --------- ----------
 Total Earnings for
  Purpose of Ratio            $505     $521     $553      $456       $460
                           ======== ======== ======== ========= ==========
Ratio of Earnings
 to Combined Fixed
 Charges and Preferred
 Stock Dividends              3.92     4.54     5.00      3.36       3.15
                           ======== ======== ======== ========= ==========

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